YUKON-NEVADA GOLD CORP. SIGNS MINING CONTRACT WITH
SMALL MINE DEVELOPERS

Vancouver, BC – December 3, 2009 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce it has negotiated a contract with Small Mine Developers (“SMD”) to resume underground mining at Jerritt Canyon, Nevada, located approximately 50 miles from Elko, Nevada. Jerritt Canyon is owned and operated by Queenstake Resources U.S.A. Ltd. (“Queenstake”) a wholly owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

SMD has a long history at the property and was operating in the Smith mine prior to the closure in 2008. As well, SMD has been on the leading edge of mechanized underground mining innovation in the western United States. The Company is confident that SMD will mine at significant tonnage rates, producing additional ore for processing at the newly modernized milling facility.

SMD will be focused on restarting gold mining activity at the Smith mine, accessed through a portal from the Dash open pit. They will be solely responsible for the mining, backfill, and waste cleanup work within the mine, as well as development work determined by them to provide the best access for ore extraction. SMD will also carry out any exploration work requested by the Company to carry out further definition of the adjacent ore bodies.

The Smith mine contains 28,100 ounces (92,500 tons averaging 0.304 opt Au) of proven reserves and an additional 241,400 ounces (861,600 tons averaging 0.280 opt Au) of probable gold reserves much of which are accessible from the existing infrastructure. This should allow the mining activity to result in significant cash flows to the Company to supplement the processing of its own ores and provide additional funds for other mining activities with minimal upfront cost. SMD will share in the results of the mining activity based on the grade and tonnage achieved, with both companies benefiting from efficient and effective mine planning.

Ron Guill President of SMD stated, "We are really pleased to have been chosen by Queenstake Resources to be their contract miner for the Smith Mine. We have worked at this mine previously and understand it very well. We are sure we can mine it in a manner that will be profitable both for Queenstake and for SMD."

For more information about SMD please check out their website here: http://www.undergroundmining.com

This news release was reviewed and approved by the Company’s Senior Geologist, Todd Johnson, M.Sc., the Qualified Person for purposes of this release. The stated Smith mine reserves in this press release are documented in the most recent NI-43-101 Technical Report that me be found on the YNG Company website: http://www.yukon-nevadagold.com/s/JerrittCanyon.asp

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.